

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2015

VIA EMAIL
Min Sok Randy Park
Hyundai ABS Funding Corporation
3161 Michelson Drive, Suite 1900
Irvine, CA 92612

> **Re:** **Hyundai ABS Funding Corporation**
> **Registration Statement on Form SF-3**
> **Filed July 24, 2015**
> **File No. 333-205844**

Dear Mr. Park:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please file your exhibits, including the form of agreements, with the next amendment.

Summary of Terms

Pre-Funding Period, page 4

2. We note your bracketed disclosure that the issuing entity may acquire additional receivables during the prefunding period and during the revolving period. Please revise to include bracketed disclosure about the nature of the review of receivables that may be added to the pool performed by the issuer or sponsor as required by Rule 193 and whether those receivables deviate from disclosed underwriting criteria or other criteria or benchmark used to evaluate the assets. Refer to Items 1111(a)(7), 1111(a)(8) and 1111(g)(8) of Regulation AB.

Review of Asset Representations, page 12

3. We note your disclosure limiting the right to petition for a vote on whether to initiate an asset representations review to "noteholders" holding at least 5% of the aggregate outstanding principal balance of the outstanding notes. On page 87, you disclose that "it is anticipated that the only Noteholder will be Cede & Co." Please revise to indicate that "investors," as such term is defined on page 84, holding at least 5% of the aggregate outstanding principal balance of the outstanding notes may initiate a vote. Refer also to Section V.B.3(a)(2)(c)(i)(b) of the Asset-Backed Securities Disclosure and Registration Adopting Release (Release No. 33-9638) (the "2014 Regulation AB II Adopting Release").

The Asset Representations Reviewer, page 51

4. We note that your disclosure contemplates the inclusion of a description of "any procedures agreed with the asset representations reviewer," which leaves open the possibility that you may impose restrictions on the scope of the asset representations review. Please confirm that the duties specifically required of the asset representations reviewer for any offering will be sufficient for the asset representations reviewer to determine noncompliance with representations and warranties. Please refer to General Instruction I.B.1(b) of Form SF-3.

5. We note your bracketed disclosure regarding the indemnifications and limitations of liability of the asset representations reviewer. Please revise to include those provisions in the next amendment or alternatively, confirm, as the bracketed disclosure suggests, that such indemnification provisions would be limited to those that entitle the asset representations reviewer to be paid from Available Amounts and that no other types of indemnification are contemplated at this time.

Credit Risk Retention, page 54

6. Please revise disclosure to include a description of the valuation methodology used to calculate fair values, including the key inputs and assumptions used to measure the fair value. In addition, please disclose the method by which you determined the range of bona fide estimates or specified prices, tranche sizes or rates of interest used to determine the range of fair values. Please refer to Rule 4(c)(1)(i) of Regulation RR (17 CFR Part 246). The revised disclosure should also include a summary description of the reference data set or other historical information used to develop the key inputs and assumptions, including loss given default and default rates. Please refer to Rule 4(c)(1)(i)(G) of Regulation RR.

7. Please revise your disclosure to include a description of the material terms of the issuing entity's certificate and the risk retention reserve account. If you choose to provide a cross reference in this section to disclosure elsewhere in the document, the cross reference should not refer to the entirety of the disclosure about the terms of the notes and certificates. We believe it would be acceptable to include a reference in this section to specific summary disclosure about, for example, the priority of payments and allocation of losses for the transaction if the referenced summary disclosure clearly indicates the retained ABS interest meets the risk retention requirements for an EHRI. Please refer to Rule 4(c)(1)(B) of Regulation RR.

8. We note your bracketed disclosure that you intend to insert disclosure of hedges materially related to the credit risk of the securities. Please also revise to include disclosure to indicate that the holder of any ABS interest retained in accordance with the risk retention rules will not hedge such interest. Please refer to Item 1104(g) and the related instruction, and Rule 12 of Regulation RR.

9. Please revise your disclosure to include bracketed disclosure regarding the sponsor's provision of post-closing disclosure, as applicable, in accordance with the risk retention requirements, including where such disclosure will be found (e.g., final Rule 424(b) prospectus; Form 8-K). Please refer to Rule 4(c)(1)(ii) of Regulation RR.

10. We note that the disclosure about the risk retention reserve account appears to indicate that it will be initially unfunded and will ramp up to a specified balance. In order to comply with the risk retention requirements, an eligible horizontal cash reserve account must be fully funded at closing. Please revise to clarify. Please refer to Rule 4(b) of Regulation RR.

11. We note that the disclosure of the priority of payments for principal, the priority of payments for interest (page 84) and the priority of payments for both interest and principal after and during an event of default do not include disclosure of the process by which funds on deposit in the risk retention reserve account are distributed. You are required to disclose material terms of an eligible horizontal cash reserve account. Please refer to Rule 4(b) and Rule 4(c)(iii) of Regulation RR. Therefore, please revise to include disclosure regarding the process by which funds on deposit are distributed in an appropriate location in the prospectus.

Description of the Transaction Documents

Asset Representations Review, Delinquency Trigger, page 101

12. Please revise to include bracketed disclosure of how the delinquency threshold that triggers a review by the asset representations reviewer was determined to be appropriate. Please revise your disclosure to include a comparison of the delinquency trigger against the delinquencies disclosed for prior securitized pools or similar receivables of the sponsor. Please refer to Item 1113(a)(7)(i) of Regulation AB.

Asset Review Voting, page 102

13. Please explain the brackets around "for that Payment Date." Is there an alternative measurement date?

14. Please confirm that notes held by the sponsor or servicer, or any affiliates thereof, are not included in the calculation of determining whether 5% of investors have elected to initiate a vote. See Section V.B.3(a)(2)(c)(i)(b) of the 2014 Regulation AB II Adopting Release.

Fees and Expenses for Asset Review, page 102

15. Please remove the brackets from the final sentence in this paragraph or provide alternative bracketed disclosure of the source of payment for the Review Expenses.

Dispute Resolution, page 103

16. We note your disclosure that a percentage of Noteholders would be required to request that the seller repurchase a receivable. On page 87, you disclose that "it is anticipated that the only Noteholder will be Cede & Co." Please revise to indicate that "investors," as such term is defined on page 84, holding at least [__]% of the aggregate outstanding principal balance of the outstanding notes may request a repurchase. Also revise to include disclosure of the process by which investors would make such a request to the seller.

17. Please revise the disclosure to indicate in what circumstances and on what basis the indenture trustee would exercise its discretion to repurchase a receivable.

18. Please revise to include bracketed disclosure of who will choose among the options for an arbitrator and who will make the appointment from the list of neutrals.

19. Please revise the disclosure to clarify that "certain confidentiality restrictions and additional terms set forth in the sale and servicing agreement" with respect to an arbitration or mediation will not prevent disclosure of information required by all

applicable securities laws. Please also confirm to us that any restrictions will not infringe on the rights of noteholders to use the shelf-required investor communication mechanism.

Description of the Indenture

Duties of the Indenture Trustee, page 114

20. We note your discussion that the indenture trustee will be under no obligation to exercise any of the rights or powers vested in it by the indenture or to institute, conduct, or defend any litigation under the trust agreement. We also note a similar discussion with respect to the owner trustee on page 119. Please tell us why such contractual provisions would not undermine the trustees' duties in connection with actions required by the shelf eligibility criteria relating to dispute resolution and the asset representations review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Beaning at (202) 551-6455 or me at (202) 551-3850 if you have any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Stuart M. Litwin, Esq.